June 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Uwem Bassey
Matthew Crispino
Claire DeLabar
Robert Littlepage

Re:	Wellchange Holdings Co Ltd
Amendment No 1 to Registration Statement on Form F-1
Filed March 27, 2024
File No. 333-276946

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated April 10, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No.1 to the Registration Statement on Form F-1 filed on March 27, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the F-1/A.

For the Staff’s convenience, each Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the F-1/A.

Form F-1/A filed March 27, 2024

Dilution, page 68

1	Please complete the disclosure under Dilution and provide any missing information elsewhere in your filing like under Use of Proceeds in a pre-effective amendment to your Form F-1.

Response: In response to the Staff’s comment, we have completed the requested disclosure under the Dilution and Use of Proceed sections in the F-1/A.

Financial Statements, page F-1

2.	Please provide audited financial statements for the year ended December 31, 2023 in an amended filing.

Response: In response to the Staff’s comment, we have provided the audited financial statements for the year ended December 31, 2023 in the F-1/A as required.

In responding to your comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq., or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal, or yly@orllp.legal.

Very truly yours,

/s/ Shek Kin Pong
Shek Kin Pong, Chief Executive Officer